

April 5, 2012

Joseph S. Tesoriero
Chief Financial Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, California 91362

> **Re: Dole Food Company, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-04455**

Dear Mr. Tesoriero:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 31

1. It appears that the $32,521 gain on legal settlements, recognized in fiscal 2010, has not been excluded by management when evaluating the performance of Dole. If our understanding is correct, please explain the reasons for the exclusion. Alternatively, please show us how it appears in your reconciliation.

Segment Results of Operations

2011 Compared with 2010

2. We note that you reconcile fresh fruit segment EBIT to a line item titled "Fresh Fruit Products." However, we are unable to reconcile that line item to any of the line items presented in Footnote 14 and/or which appear on the face of your Consolidated Statements of Operations on page 55. Please explain what GAAP measure, if any, "Fresh Fruit Products" represents. We may have further comments upon review of your response.

Note 5 – Charges for Restructuring, page 69

3. We note that you incurred additional restructuring costs during fiscal 2011 which relate to your 2010 restructuring plan. You also implemented a 2011 restructuring plan during the period. You state that you plan to further restructure your fresh fruit operations in Europe and Latin America. You also indicate that you plan to restructure the fresh vegetable operations in Asia and to end "certain unprofitable contractual arrangements" in that area. You represent that you expect to realize cash savings from lower production and labor costs, enhanced productivity, lower distribution and SG&A costs and the termination of unprofitable contractual arrangements. In view of your ongoing restructuring efforts and given your expectations, we believe that your related MD&A discussions should be expanded on an ongoing basis to more fully comply with the guidance set forth in the Interpretive Response presented under SAB Topic 5-P (4). Specifically, we believe that the expected effects on future earnings and cash flows resulting from the exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which these effects are expected to be realized. This includes whether cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. The discussion should identify the income statement line items expected to be impacted. In later periods if actual savings anticipated by the exit plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.

4. In this regard, reference is made to the Overview discussion in MD&A. We note that you have stated that cost savings for fiscal 2011 are estimated to be $38 million associated with the 2010 plan and that you expect to realize additional cost savings of $25 million related to the 2011 plan. However, your disclosures lack the level of specificity contemplated by the SAB. Further, we note that revenues were decreased, in part due to the implementation of the 2010 European restructuring plan but the amount of the decrease is not quantified. We understand, from your response letter dated May 25, 2011, that you estimated that the decrease in revenues would be approximately $77 million and that you did not consider the decrease to be material to total revenues. However, the $77 million dollar revenue decrease is material in comparison the anticipated cost savings quantified above. On an ongoing basis, as applicable, please provide a more balanced analysis of the impact of your restructuring efforts.

Note 14 – Business Segments, page 93

5. We note from your disclosure here that during the fourth quarter of 2011 you reclassified Asia vegetables from Fresh Vegetables to Fresh Fruits, and from your disclosure on page 37 that your berry business is included in Fresh Vegetables. It appears that the nomenclature currently used to represent your reporting segments may no longer be accurate. Please revise the terminology used to describe each segment, or tell us why you believe the current descriptions are not confusing.

6. As a related matter, please provide to us in your response the operating segment composition of your reporting segments, including a general description of the operating segments. You state that this change aligns segment classification with operational reporting. Please explain whether operational reporting was also changed during the quarter or whether classification and reporting were previously out of alignment.

Note 23 – Equity Method Investments, page 114

7. Please revise your disclosure here to include all the applicable disclosures required by FASB ASC 323-10-50-3. It appears, at a minimum, that additional disclosures should be provided under Section 50-3(a).

Form 8-K/A dated October 11, 2011

8. We note that you have provided audited financial statements of the acquiree for the most recent fiscal year. Please illustrate for us your computation of the income test under Rule 1-02 (w) (3) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief